Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec announces Change of Company Secretary

Sydney, Australia, 29 June 2018: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) (“Benitec” or “the Company”), has today appointed Mr Oliver Kidd as its Company Secretary, effective immediately. Mr Kidd has a legal background, having also acted as Company Secretary for a number ASX-listed organisations. Mr Kidd is an Associate member of the Governance Institute of Australia, holding a Bachelor of Laws and a Graduate Diploma in Legal Practice, as well as a Graduate Diploma of Applied Corporate Governance from the Governance Institute of Australia.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com.

Jerel Banks Executive Chairman Benitec Biopharma Limited Tel: +1 617 407 9043 Email: jbanks@benitec.com	Megan Boston Executive Director Benitec Biopharma Limited Tel: +61 400 195 388 Email: info@benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including OPMD, head & neck squamous cell carcinoma, retinal based diseases such as wet age-related macular degeneration, and hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com